

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2024

Robert Winspear
Chief Financial Officer
Blackboxstocks Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240

      Re: Blackboxstocks Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-41051

Dear Robert Winspear:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Jeffrey McPhaul, Esq.